

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

June 23, 2009

Mr. Sterling Mcleod
President, Secretary, Treasurer and Director
Black Hawk Exploration Inc.
8391 Beverly Blvd., #305
Los Angeles, CA 90048

> **Re: Black Hawk Exploration Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2008**
> **Filed December 15, 2008**
> **Form 10-Q for the Fiscal Quarter Ended February 28, 2009**
> **Filed April 13, 2009**
> **File No. 000-51988**

Dear Mr. Mcleod:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2008

General

1. Please include your correct Commission File Number, "000-51988," on all future filings you submit.

Exhibit 31.1

2.   Please note that in Item 1 of Exhibit 31.1 and Exhibit 32.1, your reference to *quarterly report* should read *annual report*. In future filings, please be sure that these references accurately correspond to the type of report you are filing.

3.   We note that your officers omitted from their certifications the representations required under the introductory section of paragraph 4 and paragraph 4(b), pertaining to internal controls over financial reporting, as required by Item 601(b)(31)(i) of Regulation S-K. Please amend your filing to include revised and updated officers' certifications to fully comply with these requirements.

        We further note that this omission also occurred in the certifications you filed in connection with your Form 10-Q, for each of the quarterly periods ended November 30, 2008 and February 28, 2009. Accordingly, please also amend these filings to include revised and updated officers' certifications to fully comply with these requirements.

Form 10-Q for the Quarterly Period Ended February 28, 2009

Controls and Procedures, page 10

4.   Please revise the first sentence of your disclosure to indicate that the end of the period covered by the quarterly report was "February 28, 2009," rather than "April 30, 2005."

5.   You reported that no *significant* changes in internal controls occurred during the most recent fiscal quarter. Please revise this to address any changes in internal controls over financial reporting that occurred in the most recent fiscal quarter. Please also revise this similar disclosure in your Form 10-Q for the quarterly period ended November 30, 2008, and all future filings. Refer to Regulation S-K Item 308T(b).

Signatures, page 12

6.   We note that your officer signed the Form 10-Q on April 14, 2009, one day after the Form 10-Q was filed. Similarly, we note that your officer signed the Form 10-Q for the quarterly period ended November 30, 2008 on January 15, *2008*, which significantly precedes the period being reported upon and the related filing date of January 20, 2009. Please amend your filings to correct the date your officer signed to coincide with or closely precede the filing date. Please refer to Subpart 232.302(b) of Regulation S-T for further guidance.

Exhibits 31.1 and 32.1

7.   As with the Form 10-Q noted in comment 6 above, we further note that your
        officer signed the Sarbanes-Oxley Section 302 and 906 certificates one day after
        you filed the documents with your Form 10-Q. Please amend your filing to
        correct the date your officer signed to coincide with or closely precede the filing
        date.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3461, with any other questions."

Sincerely,

Christopher J. White
Branch Chief